LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL

(202) 274-2004	slanter@luselaw.com

July 29, 2014

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:	Kathryn McHale, Esq.
Senior Staff Attorney

Re:	Melrose Bancorp, Inc.; File Number 333-194475
Registration Statement on Form S-1

Dear Ms. McHale:

On behalf of Melrose Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby responding to a comment provided by the Staff in a letter dated June 26, 2014.  Set forth below is that comment, as well as the Company’s response.

Summary
Purchase by Executive Officers and Directors and Ownership by Benefit Plans, page 8

1.
We note your response to comment 2 of our letter dated April 7, 2014.  Please include disclosure that officers and directors may own up to 36.4% of the shares of the company as a result of the offering and the ESOP.

Supplementally, the Company advises the staff that it respectfully resists the inclusion of the disclosure proposed by the staff in its comment. The Company believes that this disclosure would be both false and materially misleading.

As is disclosed on page 8 and page 114 of the prospectus, directors and officers of the Company intend to subscribe for 311,500 shares of the Company’s common stock in the offering, or 14.1% of the shares at the minimum of the offering range (previously 318,000 shares, or 14.4%).  The Company believes that imputing additional shares to the directors and officers, as the staff is requesting in its comment, would materially mislead a potential investor who may be deciding whether or not to invest in the offering based on the insiders’ intended purchases.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
July 29, 2014

The staff’s comment appears to attribute as shares to be owned by directors and officers the full 8.0% of the shares to be purchased by the ESOP as well as shares that may be issued pursuant to an equity-based incentive plan.

As the staff is aware, the ESOP is a tax-qualified retirement plan of Melrose Cooperative Bank (the “Bank”).  As an initial matter, directors who are not employees of the Bank or the Company are not eligible to receive shares from the ESOP.  Second, as a tax-qualified benefit plan, under ERISA and the Internal Revenue Code, Company shares owned by the ESOP are required to be allocated to all eligible employees of the Bank participating in the ESOP on a pro rata basis based upon the annual compensation of each employee relative to the aggregate annual compensation of all participating employees. Accordingly, it is impossible for all of the shares of the ESOP to be allocated to officers (and inside directors) of the Bank and still have the ESOP qualify under federal law and regulation as a tax-qualified plan.  Therefore, it would be false and misleading to imply that the directors and officers will own these shares.  Moreover, the ESOP trustee is required to vote all unallocated shares in the ESOP in the same proportion as shares that are allocated and voted; and therefore, directors and officers do not have the ability to control how these unallocated shares are voted with respect to matters requiring future shareholder votes.

Similar to the ESOP, we infer that the staff is attributing to officers and directors as shares that will be owned by them, 100% of the shares that may be issued in the future by the Company pursuant to a stock-based equity plan (a “Stock Plan”).  We note that the Company added a cross reference to “Benefits to Management and Potential Dilution to Stockholders Following the Conversion” which sets forth in detail on pages 11-12 the potential for the Company to implement, subject to shareholder approval, a Stock Plan.  As disclosed, a Stock Plan could reserve for issuance up to 10% of the shares issued in the offering for stock option awards and up to an additional 4% of the shares issued in the offering for restricted stock awards; however, a Stock Plan could reserve for issuance amounts less than this.  Additionally, a Stock Plan may not be implemented for at least six months after the completion of the offering, and if adopted within twelve months of consummation of the offering, would include restrictions on allocations and vesting per the conversion regulations, all as set forth in detail on pages 112-113 of the prospectus.  It is likely that shares issued pursuant to the Stock Plan regardless of when it is implemented would be subject to time-vesting restrictions, resulting in many years (perhaps more than 5 years from the date of consummation of the conversion) before the shares issues pursuant to a Stock Plan, would be fully vested by directors and officers.  Shares might be forfeited during this time.  Additionally, it is likely that the Company would award shares under a Stock Plan to persons other than the directors and officers named in the prospectus.  It is common for converting institutions to reserve shares under a Stock Plan for future issuance in the event that the Company wants to have shares available for new hires, etc. It is also common to make awards under a Stock Plan to employees other than the executive officers and directors named in the prospectus.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
July 29, 2014

Accordingly, the Company believes that disclosing that officers and directors “may own up to 36.4% of the shares of the Company as a result of the offering and the ESOP” would be materially misleading and false and would respectfully request that the staff withdraw the comment.

*   *   *   *   *

We request that the staff advise the undersigned at (202) 274-2004 or at slanter@luselaw.com or Kent Krudys of this office at (202) 274-2019 or at kkrudys@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/ Steven Lanter

Steven Lanter

Enclosures

cc:	Erin Purnell, Esq., SEC
Massachusetts Department of Banking
Federal Deposit Insurance Corporation
Federal Reserve Bank of Boston
Jeffrey D. Jones, President and Chief Executive Officer
Kent M. Krudys, Esq.